

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 27, 2009

By U.S. Mail and Facsimile

Mr. Arthur F. Trundel
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 401
Rockville, MD 20850

> **Re: Argan, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed May 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2008**
> **File No. 001-31756**

Dear Mr. Trundel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief